UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SHUFFLE MASTER, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

825549108
(CUSIP Number)

December 31, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.
[_]	Rule 13d-1(b)
☒	Rule 13d-1(c)
[_]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act’) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 825549108	Page 2 of 9 Pages

SCHEDULE 13G

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Serengeti Asset Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,658,000
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 2,658,000
	8	SHARED DISPOSITIVE POWER -0-
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,658,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.95%
12		TYPE OF REPORTING PERSON PN

CUSIP No. 825549108	Page 3 of 9 Pages

SCHEDULE 13G

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON J.L. Serengeti Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,658,000
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 2,658,000
	8	SHARED DISPOSITIVE POWER -0-
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,658,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.95%
12		TYPE OF REPORTING PERSON OO

CUSIP No. 825549108	Page 4 of 9 Pages

SCHEDULE 13G

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Joseph A. LaNasa III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,658,000
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 2,658,000
	8	SHARED DISPOSITIVE POWER -0-
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,658,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.95%
12		TYPE OF REPORTING PERSON IN

CUSIP No. 825549108	Page 5 of 9 Pages

SCHEDULE 13G

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Serengeti Overseas Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,658,000
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 2,658,000
	8	SHARED DISPOSITIVE POWER -0-
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,658,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.95%
12		TYPE OF REPORTING PERSON CO

CUSIP No. 825549108	Page 6 of 9 Pages

SCHEDULE 13G

ITEM 1.	(a)	Name of Issuer

Shuffle Master, Inc.

	(b)	Address of Issuer’s Principal Executive Offices

1106 Palms Airport Drive Las Vegas, Nevada 89119

ITEM 2.	(a)	Name of Persons Filing

This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i) Serengeti Asset Management LP

(ii) J.L. Serengeti Management LLC

(iii) Joseph A. LaNasa III

(iv) Serengeti Overseas Ltd

	(b)	Address of Principal Business Office, or if None, Residence

The address of the principal business offices of the Reporting Persons is: 632 Broadway, 12th Floor New York, NY 10012

	(c)	Citizenship

(i) a Delaware limited partnership

(ii) a Delaware limited liability company

(iii) a citizen of the United States

(iv) an exempted company incorporated in the Cayman Islands

	(d)	Title of Class of Securities

Common Stock, par value $0.01 per share (the “Common Stock”)

	(e)	CUSIP Number

825549108

ITEM 3.	This statement is not being filed pursuant to either Rule 13d-1(b) or 13d-2(b) or (c).

CUSIP No. 825549108	Page 7 of 9 Pages

SCHEDULE 13G

ITEM 4.	Ownership

(a) (i)

As of December 31, 2008 (the “Reporting Date”), Serengeti Asset Management LP, J.L. Serengeti Management LLC and Joseph A. LaNasa III may be deemed to be the beneficial owner of 2,658,000 shares of Common Stock.

(ii) As of the Reporting Date, Serengeti Overseas Ltd may be deemed to own 2,658,000 shares of Common Stock.

(b)

Based on there being 53,645,515 shares of Common Stock reported as outstanding as of January 8, 2009 in the Company’s Form 10-K, dated January 14, 2009, filed with the Securities and Exchange Commission on January 14, 2009:

(i)

Serengeti Asset Management LP, J.L. Serengeti Management LLC and Joseph A. LaNasa III may be deemed to be the beneficial owner of Common Stock representing 4.95 % of the Company’s issued and outstanding Common Stock.

(ii) Serengeti Overseas Ltd may be deemed to be the owner of Common Stock representing 4.95 % of the Company’s issued and outstanding Common Stock.

(c) (i) Serengeti Asset Management LP, J.L. Serengeti Management LLC and Joseph A. LaNasa III may be deemed to have the sole power to direct the voting and disposition of 2,658,000 shares of Common Stock.

(ii) Serengeti Overseas Ltd may be deemed to have the sole power to direct the voting and disposition of 2,658,000 shares of Common Stock.

ITEM 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☒.

ITEM 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

ITEM 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group

See Item 2.

CUSIP No. 825549108	Page 8 of 9 Pages

SCHEDULE 13G

ITEM 9.	Notice of Dissolution of Group

Not applicable.

ITEM 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 825549108	Page 9 of 10 Pages

SCHEDULE 13G

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2009

SERENGETI ASSET MANAGEMENT LP
By:	/s/ Brandon W. Gardner
Name: Brandon W. Gardner Title: Authorized Person

J.J. SERENGETI MANAGEMENT LLC
By:	/s/ Joseph A. LaNasa III
Name: Joseph A. LaNasa III Title: Authorized Person

JOSEPH A. LANASA III
/s/ Joseph A. LaNasa III
Name: Joseph A. LaNasa III

SERENGETI OVERSEAS Ltd.
By:	Serengeti Asset Management LP, its Investment Advisor
By:	/s/ Brandon W. Gardner
Name: Brandon W. Gardner Title: Authorized Person